

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

<u>Via E-mail</u>
Andrés Wainer
Chief Financial Officer
Andina Bottling Company, Inc.
Avenida El Golf 40, Office 401
Las Condes – Santiago, Chile

      Re: **Andina Bottling Company, Inc.**
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed June 30, 2011
                File No. 001-13142

Dear Mr. Wainer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/Tia L. Jenkins

                                   Tia L. Jenkins
                                   Senior Assistant Chief Accountant
                                   Office of Beverages, Apparel and Mining